Exhibit 99.5

June 21, 2019

Chico’s FAS, Inc.

11215 Metro Parkway

Fort Myers, Florida 33966

Attention: David F. Walker, Chair of the Board

Dear Mr. Walker:

Thank you for your response and the consideration that you are giving our most recent offer to acquire Chico’s FAS, Inc. (the “Company”).

Further to our offer of June 19th, we are requesting that the Company call a special meeting of shareholders within 50 days in accordance with §607.0902 of the Florida Business Corporation Act. We have included with this letter a formal request for such meeting.

As we have previously stated, we are simply seeking due diligence access to the Company so that we can provide you, the Board of Directors, and our fellow shareholders a binding, unconditional acquisition offer for all to consider. We have separately sent you a draft of a customary confidentiality agreement for that purpose.

Sincerely yours,

/s/ Stefan Kaluzny

Stefan Kaluzny

Managing Director

Sycamore Partners

(212) 796-8555

skaluzny@sycamorepartners.com

Sycamore Partners Management, L.P.	9 West 57th Street, 31st Floor, New York, New York 10019